SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3

Under the Securities Exchange Act of 1934

Precheck Health Services, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63903H108

(CUSIP Number)

William R. Kruse

1340 S. Main Street, Suite 300

Grapevine, TX 76051

817-865-1000 ext. 5

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 63903H108

1.	Name of Reporting Persons: William R. Kruse I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,625,368
	8.	Shared Voting Power 232,820
	9.	Sole Dispositive Power 1,625,368
	10.	Shared Dispositive Power 232,820

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person IN

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Introductory Note:  This amendment is being filed solely to reflect a change in the percentage of outstanding shares of common stock owned by Mr. Kruse resulting from a decrease in the number of outstanding shares.  On August 10, 2020, the issuer filed a current report on Form 8-K pursuant to which it reported that, as a result of the cancellation of 4,025,000 shares previously owned by Justin and Stacey Anderson, the number of outstanding shares of common stock decreased from 12,560,417 shares to 8,535,417 shares.  As a result, the percentage of shares owned by Mr. Kruse increased from 14.8% to 21.8%.  The date of this report is the date the Form 8-K was filed with the SEC.  There was no change in the number of shares owed by Mr. Kruse.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share, of Precheck Health Services, Inc., a Florida corporation (the “Issuer”). The address of the Issuer’s principal office, based on its most recent filing with the SEC, is 848 Brickell Avenue, Penthouse 5, Miami, Florida 33131.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of William R. Kruse.

(b) Mr. Kruse’s address is 1340 S. Main Street, Suite 300, Grapevine, TX 76051.

(c) Mr. Kruse’s principal occupation is a private investor.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kruse is a citizen of the United States.

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Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021	By:	/s/ William R. Kruse
William R. Kruse

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